Exhibit 99.1

 Rogers Communications Reports Fourth Quarter 2006 Results and Issues Full Year 2007
Financial and Operating Guidance

Consolidated Revenue Grows 14.4% to $2.4 Billion and Consolidated Operating Profit
Increases 46.3% to $752 Million in the Quarter;

Wireless Postpaid ARPU Grows 6.1% and Postpaid Churn Falls to 1.24% in the Quarter, Cable
and Telecom Residential and Business Local Telephony Lines Reach 920,500, and Solid
Growth in Cable and High-Speed Internet Subscribers Continues;

Two-For-One Stock Split and 113% Dividend Increase Implemented

TORONTO (February 15, 2007) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and twelve months ended December 31, 2006.

Financial highlights are as follows:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue (1)	$2,370	$2,071	14.4	$8,838	$7,334	20.5
Operating profit (2)	752	514	46.3	2,875	2,144	34.1
Net income (loss)	176	(67)	n/m	622	(45)	n/m
Net income (loss) per share (3) :
Basic	$0.28	$(0.11)	n/m	$0.99	$(0.08)	n/m
Diluted	0.27	(0.11)	n/m	0.97	(0.08)	n/m

(1)
Certain current and prior year amounts related to equipment sales and cost of equipment sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.

(2)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for a reconciliation of operating profit to operating income and net income under GAAP and the “Key Performance Indicators and Non-GAAP Measures” section.

(3)	Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.

Highlights of the fourth quarter of 2006 include the following:

•    Operating revenue increased 14.4% for the quarter, with all of our operating units contributing to the growth, while quarterly operating profit grew 46.3% year-over-year, driven by growth in all operating units.

•    Strong subscriber growth continued at Wireless, with quarterly net postpaid additions of 189,300 and net prepaid additions of 55,200.

•    Wireless postpaid subscriber monthly churn was 1.24%, the lowest in Wireless’ history, versus 1.57% in the fourth quarter of 2005. Postpaid monthly ARPU (average revenue per user) increased 6.1% from the fourth quarter of 2005 to $69.04, helped by a 41.6% increase in wireless data revenue.

•
Successfully launched our High-Speed Downlink Packet Access (“HSDPA”) network in the Golden Horseshoe markets of Ontario. This next generation broadband wireless technology, which Wireless continues to deploy across other major markets, is the fastest mobile wireless data service available in Canada.

•    Added 95,100 cable telephony residential subscriber lines (of which 13,100 were migrations from the circuit-switched platform) to end the quarter with 365,900 residential voice-over-cable

Rogers Communications Inc.	1	Q4 2006 Earnings Press Release

telephony subscriber lines. The combined number of local telephony lines on both the cable telephony and circuit-switched platforms of Rogers Home Phone and Rogers Business Solutions reached 920,500.

•    Drove basic cable subscriber gains of 10,700 versus an increase of approximately 8,000 in the fourth quarter of 2005. Digital cable households increased by 69,600 in the quarter to reach a total of 1,134,000, while residential high-speed Internet subscribers grew by 44,800 in the quarter to a total of 1,291,000.

•
Concluded the final phase of a multi-staged transaction to acquire certain of the CLEC assets of Group Telecom/360Networks from Bell Canada, including approximately 3,400 route kilometres of multi-stranded local and regional fibre; voice and data switching infrastructure; and co-location, point-of-presence and hub sites in Ontario, Quebec, Nova Scotia, New Brunswick and Newfoundland.

•	Gained CRTC approval for Media to acquire five Alberta Radio stations. The acquisition closed January 1, 2007 and brought the total number of radio stations owned by Rogers to 51.

•
Announced and implemented a two-for-one split of our Class A Voting and Class B Non-Voting shares during the quarter, with the additional shares having been distributed to shareholders beginning January 5, 2007.

•
Cable made significant investments during the quarter on network enhancements, customer premise equipment, and scaleable infrastructure related to network capacity increases in order to accommodate future demand for cable, Internet and telephony products.

•
Announced a 113% increase in our annual dividend from C$0.075 to C$0.16 per share (on a post-split basis) during the quarter, and also modified our dividend distribution policy from a semi-annual to a quarterly basis. The first quarterly dividend at the increased rate was paid on January 2, 2007 to shareholders of record on December 20, 2006.

“I am pleased with the solid financial and operating results Rogers generated in 2006 and thankful to our many dedicated employees for their hard work during the year,” said Ted Rogers, President and CEO of Rogers Communications Inc. “We are fortunate to see continued healthy demand in the markets we serve and excellent responses from customers for our innovative wireless, cable, high-speed Internet and telephony products. As 2007 unfolds, our focus remains steadfastly on delivering profitable growth through innovation and disciplined execution.”

This earnings release should be read in conjunction with our 2005 Annual MD&A and our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as our 2006 quarterly interim financial and other recent securities filings available on SEDAR at www.sedar.com. As this earnings release includes forward-looking statements and assumptions, readers should carefully review the sections of this release entitled ‘Caution Regarding Forward-Looking Statements, Risks and Assumptions’.

In this release, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following three segments:

•	“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries, including Rogers Wireless Inc. (“RWI”) and its subsidiaries;

Rogers Communications Inc.	2	Q4 2006 Earnings Press Release

•	“Cable and Telecom”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries; and

•
“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries including Rogers Broadcasting, which owns Rogers Sportsnet, 51 radio stations, OMNI television and The Shopping Channel, Rogers Publishing and Rogers Sports Entertainment, which owns the Toronto Blue Jays and the Rogers Centre. In addition, Media holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this release, all amounts appear in Canadian dollars unless otherwise indicated, and percentage changes are calculated using numbers rounded to the decimal to which they appear. Prior period share and per share amounts have been retroactively adjusted to reflect a two-for-one split of our common stock in December 2006.

Rogers Communications Inc.	3	Q4 2006 Earnings Press Release

SUMMARY CONSOLIDATED FINANCIAL RESULTS (Unaudited)

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Wireless (1)	$1,257	$1,050	19.7	$4,580	$3,860	18.7
Cable and Telecom
Cable and Internet	505	453	11.5	1,944	1,735	12.0
Rogers Home Phone	99	75	32.0	355	150	136.7
Rogers Business Solutions	155	143	8.4	596	284	109.9
Rogers Retail	84	91	(7.7)	310	327	(5.2)
Corporate items and eliminations	(1)	(1)	-	(4)	(4)	-
	842	761	10.6	3,201	2,492	28.5
Media	317	300	5 .7	1,210	1,097	10.3
Corporate items and eliminations	(46)	(40)	15.0	(153)	(115)	33.0
Total	2,370	2,071	14.4	8 ,838	7,334	20.5
Operating expenses, including integration and Rogers Retail store closure expenses
Wireless (1)	740	758	(2.4)	2,611	2,523	3.5
Cable and Telecom
Cable and Internet	287	256	12.1	1,111	1,012	9.8
Rogers Home Phone	96	70	37.1	345	141	144.7
Rogers Business Solutions	143	128	11.7	547	264	107.2
Rogers Retail	83	88	(5.7)	303	309	(1.9)
Integration costs	3	3	-	9	5	80.0
Corporate items and eliminations	(1)	(1)	-	(4)	(4)	-
	611	544	12.3	2,311	1,727	33.8
Media	270	261	3.4	1,059	969	9.3
Corporate items and eliminations	(3)	(6)	(50.0)	(18)	(29)	(37.9)
Total	1,618	1,557	3.9	5,963	5,190	14.9
Operating profit, after integration and Rogers Retail store closure expenses (2)
Wireless (3)	517	292	77.1	1,969	1,337	47.3
Cable and Telecom
Cable and Internet	218	197	10.7	833	723	15.2
Rogers Home Phone	3	5	(40.0)	10	9	11.1
Rogers Business Solutions	12	15	(20.0)	49	20	145.0
Rogers Retail	1	3	(66.7)	7	18	(61.1)
Integration costs	(3)	(3)	-	(9)	(5)	80.0
	231	217	6 .5	890	765	16.3
Media	47	39	20.5	151	128	18.0
Corporate items and eliminations	(43)	(34)	26.5	(135)	(86)	57.0
Total	752	514	46.3	2 ,875	2 ,144	34.1
Other income and expense, net (4)	576	581	(0.9)	2 ,253	2 ,189	2.9
Net income (loss)	$176	$(67)	n/m	$622	$(45)	n/m
Net income (loss) per share (5):
Basic	$0.28	$(0.11)	n/m	$0.99	$(0.08)	n/m
Diluted	0.27	(0.11)	n/m	0.97	(0.08)	n/m
Additions to PP&E (2)
Wireless	$201	$205	(2.0)	$684	$585	16.9
Cable and Telecom
Cable and Internet	188	160	17.5	492	515	(4.5)
Rogers Home Phone	71	33	115.2	193	121	59.5
Rogers Business Solutions	48	14	n/m	98	63	55.6
Rogers Retail	6	4	50.0	11	15	(26.7)
	313	211	48.3	794	714	11.2
Media	16	12	33.3	48	40	20.0
Corporate (6)	24	3	n/m	1 86	16	n/m
Total	$554	$431	28.5	$1 ,712	$1,355	26.3

(1)    Certain current and prior year amounts related to Wireless equipment sales and cost of equipment sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. Operating profit includes integration costs and Rogers Retail store closure expenses of $4 million and $18 million for the three and twelve months ended December 31, 2006, respectively, and $32 million and $66 million for the three and twelve months ended December 31, 2005, respectively.
(3)    During the three months ended December 31, 2006, certain accrued liabilities in Wireless were updated for new information, resulting in an increase to operating profit of approximately $19 million. In the three months ended December 31, 2005, Wireless incurred costs of approximately $16 million that were not incurred in the same period of 2006.
(4)    See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for details of these amounts.
(5)    Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-voting shares in December 2006.
(6)    Corporate additions to PP&E for the twelve months ended December 31, 2006 include $105 million for RCI’s purchase of real estate in Brampton, Ontario. In addition, during the three and twelve months ended December 31, 2006, RCI’s PP&E improvements related to the Brampton real estate totalled $12 million and $28 million, respectively.

Rogers Communications Inc.	4	Q4 2006 Earnings Press Release

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this release.

Reconciliation of Operating Profit to Net Income (Loss) for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the net income (loss) for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with tables in the Supplemental Information section entitled “Segmented Information”.

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating profit (1)	$752	$514	46.3	$2,875	$2,144	34.1
Depreciation and amortization	(395)	(404)	(2.2)	(1,584)	(1,489)	6.4
Operating income	357	110	n/m	1,291	655	9 7.1
Interest expense on long-term debt	(151)	(163)	(7.4)	(620)	(699)	(11.3)
Foreign exchange gain (loss)	(39)	(4)	n/m	2	35	(94.3)
Change in the fair value of derivative instruments	24	2	n/m	(4)	(25)	(84.0)
Other income (expense), net	(2)	(20)	(90.0)	9	(9)	n/m
Income tax reduction (expense)	(13)	8	n/m	(56)	(2)	n/m
Net income (loss)	$176	$(67)	n/m	$622	$(45)	n/m

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Operating Income

The growth in our consolidated operating income for the three months ended December 31, 2006 as compared to the corresponding period in 2005 resulted from the higher operating profit across all of our operating units. See the section entitled “Operating Unit Review” for a detailed discussion of operating unit results.

Interest on Long-Term Debt

The reduction in interest expense for the three months ended December 31, 2006 compared to the corresponding period in 2005 is primarily due to the decrease in debt as at December 31, 2006, compared to December 31, 2005, of more than $750 million, including the impact of cross-currency interest rate exchange agreements. This decrease in debt was largely the result of the repayment at maturity in February 2006 of RCI’s $75 million 10.50% Senior Notes, the repayment in June 2006 of $160 million of the 10.5% Wireless Senior Secured Notes, Wireless’ July 2006 repayment of a mortgage in the amount of $22 million and aggregate net repayments under our various bank credit facilities.

Rogers Communications Inc.	5	Q4 2006 Earnings Press Release

Foreign Exchange Gain (Loss)

During the three months ended December 31, 2006, the Canadian dollar weakened by 5 cents versus the U.S. dollar. This resulted in a foreign exchange loss of $39 million during the three months ended December 31, 2006 primarily related to U.S. dollar-denominated long-term debt not hedged for accounting purposes. The corresponding period in 2005 reflected a foreign exchange loss of $4 million related to long-term debt not hedged for accounting purposes given a 0.48 cent weakening of the Canadian dollar in that period.

Change in Fair Value of Derivative Instruments

The change in fair value of derivative instruments in the three months ended December 31, 2006 and 2005 was primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar, as described above, and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

Other Income (Expense)

Other expenses for the three months ended December 31, 2006 and 2005 were primarily associated with losses from investments, net of gains on the sale of investments, write-downs required to reflect other than temporary declines in the values of certain investments, and a loss on repayment of long-term debt.

Income Taxes

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of LCT in 2006, no amount has been expensed in respect of LCT for the three month period ended December 31, 2006. We recorded a current income tax recovery of $7 million in the fourth quarter of 2006 related primarily to the reduction of certain amounts previously accrued for income taxes. We recorded net future income tax expense for the three month period ended December 31, 2006 of $20 million.

Net Income (Loss) and Net Income (Loss) Per Share

We recorded net income of $176 million for the three months ended December 31, 2006 or basic earnings per share of $0.28 (diluted - $0.27), compared to a net loss of $67 million or basic and diluted loss per share of $0.11 in the corresponding period in 2005.

Rogers Communications Inc.	6	Q4 2006 Earnings Press Release

2006 PERFORMANCE AGAINST TARGETS AND 2007 GUIDANCE

2006 Performance Against Targets

The following table sets forth the guidance ranges for selected full year financial and operating metrics that we provided for 2006, as revised during the year, versus the actual results we achieved for the year. As indicated in the table, we either met or exceeded our operating and financial targets in all categories.

	Original 2006 Range			Updated from			2006
(In millions of dollars, except subscribers)	(At February 9, 2006)			Original Guidance			Actual
Revenue
Wireless (network revenue)	$4,125	to	$4,175	$4,125	to	$4,300	$4,313
Cable and Telecom	3,110	to	3,185	3,110	to	3,217	3,201
Media	1,165	to	1,205	1,165	to	1,205	1,210
Operating profit (1)
Wireless (2)	$1,730	to	$1,780	$1,730	to	$1,905	$1,997
Cable and Telecom (3)	825	to	860	825	to	877	899
Media	115	to	120	115	to	130	151
PP&E expenditures (4)
Wireless	$600	to	$650	$600	to	$650	$624
Cable and Telecom	640	to	695	640	to	751	751
Net subscriber additions (000's)
Retail wireless postpaid and prepaid	525	to	575	525	to	575	610
Basic cable	0	to	10	0	to	10	13
Digital households	175	to	225	175	to	225	221
High-speed Internet	125	to	175	125	to	175	155
Residential cable telephony	200	to	250	200	to	300	318
Rogers Telecom integration	$50	to	$65	$50	to	$65	$52

(1)    Before Rogers Communications Inc. (“RCI”) corporate expenses and management fees paid to RCI.
(2)    Excludes operating losses related to the Inukshuk fixed wireless initiative and costs associated with the integration of Fido Solutions Inc. (“Fido”).
(3)    Excludes costs associated with the integration of Call-Net Enterprises Inc. (“Call-Net”).
(4)    Does not include Corporate, Inukshuk or Media PP&E expenditures or the PP&E expenditures related to the Call-Net integration.

Full Year 2007 Financial and Operating Guidance

The following table outlines our financial and operational guidance for the full year 2007. This information is forward-looking and should be read in conjunction with the sections below entitled ‘Caution Regarding Forward-Looking Statements, Risks and Assumptions’.

Rogers Communications Inc.	7	Q4 2006 Earnings Press Release

2007 Full Year Guidance Ranges

				2006
(Millions of dollars, except subscribers)	2007 Range			Actual
Consolidated
Revenue	$9,700	to	$10,000	$8,838
Operating profit (1)	3,250	to	3,400	2,887
PP&E expenditures (1)	1,625	to	1,750	1,669
Free cash flow (2)	800	to	1,000	543
Revenue
Wireless (network revenue)	$4,900	to	$5,000	$4,313
Cable and Telecom (A)	3,615	to	3,700	3,201
Media (B)	1,275	to	1,325	1,210
Operating profit (3)
Wireless (4)	$2,250	to	$2,350	$1,997
Cable and Telecom (A) (1)	935	to	975	899
Media (B)	150	to	160	151
PP&E expenditures
Wireless (C) (5)	$675	to	$725	$624
Cable and Telecom (A) (1) (6)	815	to	880	751
Media (7)	85	to	95	48
Net subscriber additions (000's)
Retail wireless postpaid and prepaid (8)	500	to	600	610
Residential cable revenue generating units (RGU's) (9)	625	to	725	666

(A) Supplementary Cable and Telecom detail:				2006
Millions of dollars	2007 Range			Actual
Revenue
Cable, Internet and Home Phone	$2,570	to	$2,600	$2,299
Rogers Business Solutions	560	to	600	596
Rogers Retail	485	to	500	310
Operating profit (1)
Cable, Internet and Home Phone	$925	to	$950	$843
Rogers Business Solutions	5	to	15	49
Rogers Retail	5	to	10	7
PP&E expenditures (1)
Cable, Internet and Home Phone	$665	to	$700	$657
Rogers Business Solutions (6)	125	to	150	83
Rogers Retail	25	to	30	11

Rogers Communications Inc.	8	Q4 2006 Earnings Press Release

(B) Supplementary Media detail:				2006
Millions of dollars	2007 Range			Actual
Revenue
Core Media	$1,095	to	$1,135	$1,034
Sports Entertainment	180	to	190	176
Operating profit
Core Media	$175	to	$190	$167
Sports Entertainment	(25)	to	(30)	(16)

(C) Supplementary Wireless PP&E expenditures detail:				2006
Millions of dollars	2007 Range			Actual
Wireless (excluding HSDPA) (5)	$425	to	$450	$360
HSDPA	250	to	275	264

(1)	Excludes integration related expenditures.
(2)	Free cash flow is defined as operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(3)	Before management fees paid to RCI in 2006.
(4)	Excludes operating losses related to the Inukshuk fixed wireless initiative estimated to be $35 million in 2007.
(5)	Excludes PP&E expenditures related to Inukshuk of approximately $25 million in 2007.
(6)	Rogers Business Solutions PP&E excludes integration costs estimated to be $25 million to $30 million in 2007.
(7)	The increase in Media PP&E primarily reflects the relocation and construction of new studio facilities for Rogers SportsNet.
(8)	Wireless subscriber net additions exclude any potential subscriber adjustments associated with the planned TDMA/analog network turndown.
(9)
Residential cable RGU's are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and circuit switched telephony subscribers. Includes approximately 75,000 migrations from the circuit-switched telephony platform to the cable telephony platform.

The 2007 guidance for Wireless, Cable and Telecom, and Media reflect the impact of the following intercompany changes and transactions, which have no impact on consolidated results:

Effective January 2007, the Rogers Video segment of Cable and Telecom acquired the approximately 170 Wireless-owned retail locations. This segment, now known as Rogers Retail, will provide our customers with a single direct retail channel featuring all of our wireless and cable products and services. The combined entity will continue to be a segment of Cable and Telecom. In 2007, this will have the impact of increasing revenue and expenses of Rogers Retail by approximately $175 million.

In late December 2006, Wireless transferred the Rogers Campus (land and buildings) at fair market value to RCI. The Rogers Campus is comprised of the properties at 333 Bloor Street East and One Mount Pleasant Road in Toronto, Ontario. In early January 2007, Wireless, Cable and Telecom, and Media transferred certain land and buildings at fair market value to RCI. As a result of these transfers, it is expected that net rent expense for each of Wireless, Cable and Telecom, and Media will increase in 2007 by approximately $16 million, $6 million, and $3 million, respectively.

Effective December 31, 2006, we terminated the management fee arrangements which had previously been in place between RCI and each of Wireless, Cable and Telecom, and Media. Management fees will no longer be paid by Wireless, Cable and Telecom, or Media to RCI. Such fees paid by the three segments to RCI totaled approximately $93 million in 2006.

Rogers Communications Inc.	9	Q4 2006 Earnings Press Release

BASIS OF PRO FORMA INFORMATION

Certain financial and operating data information in this release has been prepared on a pro forma basis as if the acquisition of Call-Net Enterprises Inc. (“Call-Net”), as described in our 2005 Annual MD&A, had occurred on January 1, 2004. Such information is based on our historical financial statements, the historical financial statements of Call-Net and the accounting for this business combination.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the acquisition of Call-Net had occurred on January 1, 2004, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Call-Net’s historically reported financial information to conform to our accounting policies and the impacts of purchase accounting. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2005 Annual Audited Consolidated Financial Statements and Notes thereto.

Certain tables in the “Cable and Telecom” section present selected unaudited pro forma information.

OPERATING UNIT REVIEW

WIRELESS

Reclassification of Wireless Equipment Sales and Cost of Sales

During 2006, the Company determined that certain transactions related to the sale of wireless equipment were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. The Company determined these should be reflected as a reduction of equipment revenue and has reclassified current and prior year figures to reflect this accounting, resulting in a $61 million and $206 million reduction in both equipment revenue and cost of equipment sales in the three and twelve months ended December 31, 2006, respectively. This also resulted in a $48 million and $147 million reduction in both equipment revenue and cost of equipment sales in the three and twelve months ended December 31, 2005, respectively. As a result of this reclassification, there was no change to previously reported net income (loss) or operating income. Also, there is no impact on reported cash flow, the balance sheet, or any Wireless key performance indicators, including network revenue, ARPU, cost of acquisition, average monthly operating expense per user or operating profit margin as a percentage of network revenue.

Included in the supplemental information section is a schedule which presents reclassified Wireless results for each quarter of 2005 and 2006 conformed to the current presentation. See “Wireless 2006 and 2005 Quarterly Summary.”

Rogers Communications Inc.	10	Q4 2006 Earnings Press Release

Wireless Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Postpaid	$1,095	$917	19.4	$4,084	$3,384	20.7
Prepaid	61	53	15.1	214	210	1.9
One-way messaging	4	5	(20.0)	15	20	(25.0)
Network revenue	1,160	975	19.0	4,313	3,614	19.3
Equipment sales (1)	97	75	29.3	267	246	8.5
Total operating revenue	1,257	1,050	19.7	4,580	3,860	18.7
Operating expenses
Cost of equipment sales (1)	$189	$195	(3.1)	$628	$625	0.5
Sales and marketing expenses	186	194	(4.1)	604	604	-
Operating, general and administrative expenses	365	344	6.1	1,376	1,240	11.0
Integration expenses (2)	-	25	n/m	3	54	(94.4)
Total operating expenses	740	758	(2.4)	2,611	2,523	3.5
Operating profit (3)(4)(5)	$517	$292	77.1	$1,969	$1,337	47.3
Operating profit margin as % of network revenue (5)	44.6%	30.0%		45.7%	37.0%
Additions to property, plant and equipment ("PP&E") (5)	$201	$205	(2.0)	$684	$585	16.9

(1)	Certain current and prior year amounts related to equipment sales and cost of equipment sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section.
(2)	Expenses incurred relate to the integration of the operations of Fido.
(3)  During the three months ended December 31, 2006, certain accrued liabilities in Wireless were updated for new information, resulting in an increase to operating profit of approximately $19 million. In the three months ended December 31, 2005, Wireless incurred costs of approximately $16 million that were not incurred in the same period of 2006.
(4)
Operating profit includes a loss of $10 million and $25 million for the three and twelve months ended December 31, 2006, respectively and $1 million and $5 million for the three and twelve months ended December 31, 2005, respectively, related to the Inukshuk fixed wireless initiative.

(5)  As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

	Three Months Ended December 31,				Twelve Months Ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2006	2005	Chg	% Chg	2006	2005	Chg	% Chg
Postpaid
Gross additions	384.5	422.3	(37.8)	(8.9)	1,375.2	1,453.5	(78.3)	(5.4)
Net additions	189.3	202.6	(13.3)	(6.6)	580.1	603.1	(23.0)	(3.8)
Total postpaid retail subscribers					5,398.3	4,818.2	580.1	12.0
Average monthly revenue per user ("ARPU")(1)	$69.04	$65.05	$3.99	6.1	$67.27	$63.56	$3.71	5.8
Average monthly usage (minutes)	556	536	20	3.7	545	503	42	8.3
Monthly churn	1.24%	1.57%	(0.33%)	(21.0)	1.32%	1.61%	(0.29%)	(18.0)
Prepaid
Gross additions	181.1	160.3	20.8	13.0	615.4	576.5	38.9	6.7
Net additions (2)	55.2	13.7	41.5	n/m	30.2	15.7	14.5	92.4
Total prepaid retail subscribers					1,380.0	1,349.8	30.2	2.2
ARPU(1)	$15.15	$13.30	$1.85	13.9	$13.49	$13.20	$0.29	2.2
Monthly churn(2)	3.14%	3.68%	(0.54%)	(14.7)	3.70%	3.54%	0.16%	4.5

(1)  As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(2)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the twelve months ended December 31, 2005 and reducing prepaid churn by 0.10% for the twelve months ended December 31, 2005. There was no impact in the three months ended December 31, 2005 or any period in 2006.

Wireless Network Revenue

The increase in network revenue for the three months ended December 31, 2006 compared to the prior year period was driven by the continued growth of Wireless’ postpaid subscriber base and improvements in postpaid average monthly revenue per user (“ARPU”). The year-over-year

Rogers Communications Inc.	11	Q4 2006 Earnings Press Release

increase in postpaid ARPU in the fourth quarter of 2006 reflects the combination of higher data revenues, as well as continued growth in optional voice services, long distance and roaming revenue.

Our success in the continued reduction in postpaid churn largely reflects proactive and targeted customer retention activities, including a continued trend towards having a greater portion of our subscriber base on longer term contracts, as well as the increased network density and coverage quality resulting from the completion of the integration of the Fido GSM network in mid-2005. We continue to have an opportunity for improvement in the area of prepaid churn. The decrease in prepaid churn in the fourth quarter of 2006 was largely due to increased retention efforts.

During the three months ended December 31, 2006, wireless data revenue increased by 41.6% over the corresponding period in 2005 and totalled $130 million. This increase in data revenue reflects the continued rapid growth of text and multimedia messaging services, wireless Internet access, BlackBerry devices, downloadable ring tones, music and games, and other wireless data services and applications. For the fourth quarter of 2006, data revenue represented 11.2% of total network revenue compared to 9.4% in the corresponding period last year.

Wireless Equipment Sales

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher prices of handsets and devices.

Wireless Operating Expenses

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg	2006	2005	% Chg
Operating expenses
Cost of equipment sales (1)	$189	$195	(3.1)	$628	$6 25	0 .5
Sales and marketing expenses	186	194	(4.1)	604	604	-
Operating, general and administrative expenses	365	344	6 .1	1,376	1,240	11.0
Integration expenses (2)	-	25	n/m	3	54	(94.4)
Total operating expenses	$740	$758	(2.4)	$2,611	$2,523	3.5
Average monthly operating expense per subscriber before sales and marketing expenses (3)	$19.70	$23.26	(15.3)	$19.69	$20.78	(5.2)
Sales and marketing costs per gross subscriber addition(3)	$427	$425	0 .5	$399	$388	2 .8

(1)	Certain current and prior year amounts related to equipment sales and cost of equipment sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section.
(2)  Expenses incurred related to the integration of the operations of Fido.
(3)  As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

Cost of equipment sales remained relatively unchanged for the three months ended December 31, 2006 compared to the corresponding period of the prior year.

Sales and marketing expenses in the three months ended December 31, 2006 were slightly lower than the corresponding period in 2005 as Wireless’ gross subscriber additions declined. Sales

Rogers Communications Inc.	12	Q4 2006 Earnings Press Release

and marketing costs per gross subscriber addition were relatively unchanged in the three months ended December 31, 2006 at $427 compared to $425 in 2005.

The increased operating, general and administrative expenses were primarily due to the increases in retention spending and costs to support data and roaming services, partially offset by savings related to operating and scale efficiencies across various functions.

Retention spending has increased due to higher volumes of handset upgrades compared to the fourth quarter of 2005. Retention spending, on both an absolute and a per subscriber basis, is expected to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available in March 2007. (See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.)

The decrease in average monthly operating expense per subscriber, excluding sales and marketing expenses, is primarily due to operating and scale efficiencies across various functions.

Wireless Operating Profit

The strong year-over-year growth in operating profit was largely the result of the growth in network revenue and the impact of certain changes in estimates related to accrued liabilities made in the fourth quarter of 2006 as well as costs incurred in the fourth quarter of 2005 that were not incurred in the same period of 2006, as previously noted. As a result, Wireless’ operating profit margins, as a percentage of network revenue, increased to 44.6% for the three months ended December 31, 2006, compared to 30.0% in the corresponding period of the prior year.

The operating loss related to the fixed wireless initiative, which includes the Inukshuk joint venture and Wireless’ internal spending on the initiative, is included in Wireless’ operating profit. During the three months ended December 31, 2006, the fixed wireless initiative recorded an operating loss of $10 million, compared to an operating loss of $1 million for the three months ended December 31, 2005.

Wireless Additions to Property, Plant and Equipment

Wireless additions to property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Additions to PP&E
Network - capacity	$14	$82	(82.9)	$159	$286	(44.4)
Network - other	42	54	(22.2)	89	117	(23.9)
HSDPA	82	-	n/m	264	-	n/m
Inukshuk	13	-	n/m	60	-	n/m
Information technology and other	50	38	31.6	112	90	24.4
Integration of Fido	-	31	n/m	-	92	n/m
Total additions to PP&E	$201	$205	(2.0)	$684	$585	16.9

Rogers Communications Inc.	13	Q4 2006 Earnings Press Release

The $201 million of additions to PP&E for the three months ended December 31, 2006 reflects spending on non-capacity network and technology enhancements, as well as spending on the deployment of our next generation HSDPA network.

Recent Wireless Development

In January 2007, we announced that Wireless will turn down its TDMA and analog networks effective May 31, 2007. We are offering to migrate the remaining customers on these older networks to our more advanced GSM network to enable these customers to take advantage of the superior coverage and signal quality.

CABLE AND TELECOM

Cable and Telecom Financial and Operating Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
		2005	% Chg		2005
	2006	Actual	Actual	2006	Actual	2005	% Chg
(In millions of dollars, except margin)	Actual	Reclassified (4)	Reclassified(4)	Actual	Reclassified (4)	Pro Forma (5)	Pro Forma (5)
Operating revenue
Cable	$367	$336	9.2	$1,421	$1,299	$1,299	9.4
Internet	138	117	17.9	523	436	441	18.6
Rogers Home Phone	99	75	32.0	355	150	300	18.3
Rogers Business Solutions	155	143	8.4	596	284	562	6.0
Rogers Retail	84	91	(7.7)	310	327	327	(5.2)
Intercompany eliminations	(1)	(1)	-	(4)	(4)	(4)	-
Total operating revenue	842	761	10.6	3,201	2 ,492	2,925	9.4
Operating expenses
Cable and Internet	287	256	12.1	1,111	1,012	1,015	9.5
Rogers Home Phone	96	70	37.1	345	141	263	31.2
Rogers Business Solutions	143	128	11.7	547	264	508	7.7
Rogers Retail (1)	83	88	(5.7)	303	309	309	(1.9)
Integration costs (2)	3	3	-	9	5	19	(52.6)
Intercompany eliminations	(1)	(1)	-	(4)	(4)	(4)	-
Total operating expense	611	544	12.3	2,311	1 ,727	2,110	9.5
Operating profit (loss) (3)
Cable and Internet	218	197	10.7	833	723	725	14.9
Rogers Home Phone	3	5	(40.0)	10	9	37	(73.0)
Rogers Business Solutions	12	15	(20.0)	49	20	54	(9.3)
Rogers Retail (1)	1	3	(66.7)	7	18	18	(61.1)
Integration costs (2)	(3)	(3)	-	(9)	(5)	(19)	(52.6)
Total operating profit	$231	$217	6.5	$890	$765	$815	9.2
Operating profit margin (3)
Cable and Internet	43.2%	43.5%		42.8%	41.7%	41.7%
Rogers Home Phone	3.0%	6.7%		2.8%	6.0%	12.3%
Rogers Business Solutions	7.7%	10.5%		8.2%	7.0%	9.6%
Rogers Retail	1.2%	3.3%		2.3%	5.5%	5.5%
Additions to PP&E (3)
Cable and Internet	$188	$160	17.5	$492	$515	$515	(4.5)
Rogers Home Phone	71	33	115.2	193	121	127	52.0
Rogers Business Solutions	48	14	n/m	98	63	85	15.3
Rogers Retail	6	4	50.0	11	15	15	(26.7)
Total additions to PP&E	$313	$211	48.3	$794	$714	$742	7.0

(1)    Rogers Retail operating expenses for the three and twelve months ended December 31, 2006 include a charge of $1 million and $6 million, respectively, related to the closure of 21 stores in the first quarter of 2006.
(2)    Integration costs incurred relate to the integration of the operations of Call-Net.
(3)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(4)    Certain prior year amounts have been reclassified to conform to the current year presentation.
(5)    See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

Rogers Communications Inc.	14	Q4 2006 Earnings Press Release

Total operating revenue for the three months ended December 31, 2006 increased $81 million or 10.6%, from the corresponding period in 2005, and total operating profit for the three months ended December 31, 2006 increased $14 million, or 6.5% from the corresponding period of the prior year, to $231 million. See the following business unit discussions for a detailed discussion of operating results.

CABLE AND INTERNET

Cable and Internet Financial and Operating Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
		2005	% Chg		2005	% Chg
	2006	Actual	Actual	2006	Actual	Actual
(In millions of dollars, except margin)	Actual	Reclassified (2)	R eclassified (2)	Actual	Reclassified (2)	R eclassified (2)
Operating revenue
Cable	$367	$336	9.2	$1,421	$1,299	9.4
Internet	138	117	17.9	523	436	20.0
Total	505	453	11.5	1,944	1,735	12.0
Operating expenses
Sales and marketing expenses	27	27	-	123	123	-
Operating, general and administrative expenses	260	229	13.5	988	889	11.1
Total	287	256	12.1	1,111	1,012	9.8
Operating profit (1)	$218	$197	10.7	$833	$723	15.2
Operating profit margin (1)	43.2%	43.5%		42.8%	41.7%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    Certain prior year amounts have been reclassified to conform with the current year presentation.

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2006	2005		2006	2005
(Subscriber statistics in thousands, except ARPU)	Actual	Actual	Change	Actual	Actual	Change
Cable homes passed				3,480.8	3,387.5	93.3
Basic cable, net gain (1)	10.7	8.0	2.7	13.3	9.2	4.1
Basic cable subscribers				2,277.1	2,263.8	13.3
Core cable ARPU (2)	$53.83	$49.54	$4.29	$52.37	$48.09	$4.28
Residential high-speed Internet, net additions (1)	44.8	59.9	(15.1)	154.8	205.0	(50.2)
Residential high-speed Internet subscribers (3)				1,291.0	1,136.2	154.8
Internet ARPU (1) (2)	$35.82	$34.48	$1.34	$36.02	$35.04	$0.98
Digital households, net additions (1)	69.6	73.2	(3.6)	220.7	237.8	(17.1)
Digital households				1,134.0	913.3	220.7

(1)    Effective August 2005, voluntarily deactivating cable and Internet subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, had the impact of decreasing basic cable, Internet and digital household subscriber net additions by approximately 7,200, 2,700 and 1,800, respectively, in the three months ended December 31, 2005 and increasing basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, in the twelve months ended December 31, 2005.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(3)    Residential high-speed Internet subscribers do not include residential ADSL and fixed wireless subscribers. The prior year high-speed Internet subscriber base was reduced by approximately 8,900 to reclassify non-residential customers into the Rogers Business Solutions segment.

Rogers Communications Inc.	15	Q4 2006 Earnings Press Release

Cable Revenue

The increase in Cable revenue for the three months ended December 31, 2006 reflects price increases implemented in early 2006, the growth in basic subscribers and the growing penetration of our digital products. The price increases on service offerings effective March 2006 contributed to the cable revenue growth by approximately $15 million for the three months ended December 31, 2006. The remaining increase in revenue of $16 million for the three months ended December 31, 2006 is related mainly to the impact of the growth in basic and digital subscribers.

The basic subscriber base of nearly 2.3 million increased by 10,700 in the three months ended December 31, 2006. The digital subscriber base grew by 24.2% between December 31, 2005 and December 31, 2006 to over 1.1 million households. This represents a 49.8% penetration of basic cable customers. The demand for our high-definition and personal video recorder digital equipment were contributors to the growth in our digital subscriber base of 69,600 households in the three months ended December 31, 2006.

Internet (Residential) Revenue

The increases in Internet revenue for the three months ended December 31, 2006 from the corresponding period in 2005 reflects primarily the 13.6% year-over-year increase in the number of Internet subscribers and certain price increases for our Internet offerings. The price increases on Internet offerings, effective March 2006, contributed to the Internet revenue growth by approximately $6 million for the three months ended December 31, 2006. The remaining increase in revenue of $15 million for the three months ended December 31, 2006 is related mainly to the impact of the growth in subscribers.

With the residential high-speed Internet subscriber base now at approximately 1.3 million, Cable has a 37.1% penetration of high-speed Internet service as a percentage of homes passed by its cable networks.

Cable and Internet Operating Expenses and Operating Profit

The fourth quarter marketing expenses were at a level consistent with the corresponding period of the prior year. The increases in operating, general and administrative costs for the three months ended December 31, 2006 compared to the corresponding period of the prior year was driven by the substantial increase in digital cable and Internet penetration resulting in higher costs associated with programming content, engineering and network operations, customer care, technical service and administration associated with the support of the larger subscriber bases.

The Cable and Internet operating profit for the three months ended December 31, 2006 increased from the corresponding period in 2005 reflecting the growth in revenue and relatively consistent operating profit margin percentages.

Rogers Communications Inc.	16	Q4 2006 Earnings Press Release

ROGERS HOME PHONE

Rogers Home Phone Financial and Operating Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2006	2005	% Chg	2006	2005	% Chg
		Actual	Actual
(In millions of dollars, except margin)	Actual	Reclassified (3)	Reclassified (3)	Actual	Pro Forma (2)	Pro Forma (2)
Operating revenue	$99	$75	32.0	$355	$300	18.3
Operating expenses
Sales and marketing expenses	30	13	130.8	96	45	113.3
Operating, general and administrative expenses	66	57	15.8	249	218	14.2
Total operating expenses	96	70	37.1	345	263	31.2
Operating profit (1)	$3	$5	(40.0)	$10	$37	(73.0)
Operating profit margin (1)	3.0%	6.7%		2.8%	12.3%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.
(3)    Certain prior year amounts have been reclassified to conform to the current year presentation.

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2006	2005	Chg	2006	2005	Chg
(Subscriber statistics in thousands)	Actual	Actual	Actual	Actual	Pro Forma (2)	Pro Forma (2)
Cable telephony subscriber lines
Net additions (1)	95.1	29.8	65.3	318.0	47.9	270.1
Total cable telephony subscriber lines				365.9	47.9	318.0
Circuit-switched subscriber lines
Net additions (losses and migrations) (1)	(8.4)	26.0	(34.4)	(41.2)	79.8	(121.0)
Total circuit-switched subscriber lines				349.6	390.8	(41.2)
Total residential telephony subscriber lines				715.5	438.7	276.8

(1)    Includes approximately 13,100 and 36,700 migrations from circuit-switched to cable telephony for the three and twelve months ended December 31, 2006, respectively.
(2)    See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenue for the three months ended December 31, 2006 compared to the corresponding period in 2005 is mainly a result of incremental revenues from voice-over-cable telephony service of approximately $27 million. This service, which was launched in July 2005, added 95,100 net new subscriber lines in the three month period ended December 31, 2006. Partially offsetting this increase was a decline in the number of circuit-switched local lines of 8,400 for the three months ended December 31, 2006, as a result of the migration of 13,100 lines from the circuit-switched to the cable telephony platform within our cable territory in the period. Circuit-switched revenue decreased by $1 million in the three months ended December 31, 2006 compared to the corresponding period of the prior year due to a lower number of lines in the current quarter compared to last year.

Partially offsetting the growth of the Rogers Home Phone local service revenue was a decline of approximately $2 million in long distance revenue for the three months ended December 31, 2006, reflecting ongoing declines in long distance only customers, pricing and usage.

Rogers Communications Inc.	17	Q4 2006 Earnings Press Release

Rogers Home Phone Operating Expenses and Operating Profit

The significant growth and expansion of both operations and sales and marketing associated with the launch of the cable telephony service and overall increase in subscribers drove the increases in operating expenses of $26 million for the three months ended December 31, 2006.

The year-over-year decreases in both the Rogers Home Phone operating profit and operating profit margins for the three months ended December 31, 2006 primarily reflect the additional costs associated with the scaling and rapid growth of our cable telephony service. Investment is being made in the awareness of the product, customer acquisition and increased capacity to install.

ROGERS BUSINESS SOLUTIONS

Rogers Business Solutions Financial and Operating Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
		2005	% Chg
	2006	Actual	Actual	2006	2005	% Chg
(In millions of dollars, except margin)	Actual	Reclassified (3)	Reclassified (3)	Actual	Pro Forma (2)	Pro Forma (2)
Operating revenue	$155	$143	8 .4	$596	$562	6.0
Operating expenses
Sales and marketing expenses	19	19	-	70	71	(1.4)
Operating, general and administrative expenses	124	109	13.8	477	437	9.2
Total operating expenses	143	128	11.7	547	508	7.7
Operating profit (1)	$12	$15	(20.0)	$49	$54	(9.3)
Operating profit margin (1)	7.7%	10.5%		8.2%	9.6%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
(3)    Certain prior year amounts have been reclassified to conform to the current year presentation.

Rogers Communications Inc.	18	Q4 2006 Earnings Press Release

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2006	2005	Chg	2006	2005	Chg
(Subscriber statistics in thousands)	Actual	Actual	Actual	Actual	Pro Forma (1)	Pro Forma (1)
Local line equivalents (1)
Net additions	10.6	3.3	7.3	33.4	17.5	15.9
Total local line equivalents				205.0	171.6	33.4
Broadband data circuits (2)
Net additions	2.3	3.0	(0.7)	9.5	6.2	3.3
Total broadband data circuits				31.0	21.5	9.5

(1)    Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each and includes both wholesale and retail customers.
(2)    Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3 / 12 and DS 1 / 3. The subscriber statistics for prior periods have been restated to include wholesale customers.

Rogers Business Solutions Revenue

The increase in Rogers Business Solutions revenue reflects growth in each of the data, local and long distance components of revenue. During the three months ended December 31, 2006, data revenues grew by $4 million or 8%, local services grew by $3 million or 13% and long distance grew by $5 million or 8% compared to the corresponding period of 2005.

Rogers Business Solutions ended the quarter with 205,000 local line equivalents and 31,000 broadband data circuits in service at December 31, 2006, representing year-over-year growth rates of 19.5% and 44.2%, respectively.

The increase in long distance revenue resulted from an increase in minute volumes of 10% for the three months ended December 31, 2006, all as a result of the intercompany sale of long distance to Wireless. The volume increases were partially offset by the ongoing declines in average revenue per minute, which decreased 2% for the three months ended December 31, 2006.

The increase in local and data revenues was due to the net increase in local line equivalents and broadband data circuits, respectively. Rogers Business Solutions continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance revenues. The combination of local and data revenue represented 56.1% of total revenue for the three months ended December 31, 2006.

Rogers Business Solutions Operating Expenses and Operating Profit

Carrier charges, which are included in operating, general and administrative expenses, increased by $14 million to $93 million for the three months ended December 31, 2006 and represented 60.0% of revenue in the three months ended December 31, 2006, compared to 55.2% of revenue in the corresponding period of 2005. The net increase in the quarter is the result of product mix changes and market pricing pressures.

Other operating, general and administrative expenses for the three months ended December 31, 2006 remained consistent with the corresponding period of 2005.

Primarily due to the higher carrier charges, Rogers Business Solutions margins decreased to 7.7% for the three months ended December 31, 2006, compared to 10.5% for the corresponding period in 2005.

Rogers Communications Inc.	19	Q4 2006 Earnings Press Release

ROGERS RETAIL (Previously Rogers Video)

Rogers Retail Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In millions of dollars, except margin)	2006 Actual	2005 Actual	% Chg	2006 Actual	2005 Actual	% Chg
Operating revenue	$84	$91	(7.7)	$310	$327	(5.2)
Operating expenses (1)	83	88	(5.7)	303	309	(1.9)
Operating profit (2)	$1	$3	(66.7)	$7	$18	(61.1)
Operating profit margin (2)	1.2%	3.3%		2.3%	5.5%

(1)     Operating expenses for the three and twelve months ended December 31, 2006 include a charge of $1 and $6 million, respectively, related to the closure of 21 stores in the first quarter of 2006.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(3)    During January 2007, the Video store segment of Cable and Telecom acquired the approximately 170 Wireless-owned retail locations. This segment is now referred to as Rogers Retail and will remain a segment of Cable and Telecom.

Rogers Retail Revenue

The decline in revenue at Rogers Retail was primarily due to lower video rental and sales revenue. Initiatives were introduced to increase customers’ spending, which resulted in dollars per transaction increasing 8.4% in the three months ended December 31, 2006 compared to the same period last year; however, same store customer transactions decreased 6.6% compared to the corresponding period in 2005 due to a decrease in total visits. As a result, same store revenue increased 1.2% for the three months ended December 31, 2006 compared to the corresponding period of the prior year. Rogers Retail has recently taken additional steps with respect to its pricing and late-fee structures aimed at reversing the trend of lower same store customer transactions and revenue.

Rogers Retail Operating Expenses and Operating Profit

The decline in Rogers Retail operating profit relates primarily to the decline in revenue and charges of approximately $1 million in the three months ended December 31, 2006 associated with the closing of 21 stores in the first quarter of 2006.

CABLE AND TELECOM ADDITIONS TO PP&E

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. The Cable and Internet segment categorizes its additions to property, plant and equipment (“PP&E”) according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Cable and Internet additions to PP&E are classified into the following five categories:

•    Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;

Rogers Communications Inc.	20	Q4 2006 Earnings Press Release

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended December 31,			Twelve Months Ended December 31,
		2005	% Chg
	2006	Actual	Actual	2006	2005	% Chg
(In millions of dollars)	Actual	Reclassified (1)	Reclassified	Actual	Pro Forma (2)	Pro Forma (2)
Cable and Internet PP&E additions (3)
Customer premise equipment	$79	$72	9.7	$230	$249	(7.6)
Scaleable infrastructure	47	28	67.9	106	119	(10.9)
Line extensions	21	19	10.5	64	56	14.3
Upgrade and rebuild	5	2	150.0	10	3	n/m
Support capital	36	39	(7.7)	82	88	(6.8)
	188	160	17.5	492	515	(4.5)
Rogers Home Phone PP&E additions	71	33	115.2	193	127	52.0
Rogers Business Solutions PP&E additions (4)	48	14	n/m	98	85	15.3
Rogers Retail PP&E additions	6	4	50.0	11	15	(26.7)
	$313	$211	48.3	$794	$742	7.0

(1)    Certain prior year amounts have been reclassified to conform with the current year presentation.
(2)    See “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.
(3)    Included in Cable and Internet PP&E additions is integration expenses related to the integration of Call-Net of $6 million and $28 million for the three and twelve months ended December 31, 2006, respectively.
(4)    Included in Rogers Business Solutions PP&E additions is integration expenses related to the integration of Call-Net of $4 million and $15 million for the three and twelve months ended December 31, 2006, respectively.

The increase in Cable and Internet PP&E additions for the three months ended December 31, 2006 compared to the corresponding period in 2005 is primarily attributable to higher spending on scaleable infrastructure related to IP and other network capacity increases due to deferral from prior quarters, as well as higher spending on customer premise equipment related to digital boxes.

The increase in additions to Rogers Home Phone PP&E compared to the corresponding period in 2005 are primarily due to capacity on the cable network associated with the year-over-year increase in subscriber additions as well as additional spending on customer premises equipment.

The increase in additions to Rogers Business Solutions PP&E for the three months ended December 31, 2006 compared to the corresponding period of the prior year is primarily due to the completion of the final phase of the purchase of the Group Telecom/360Networks assets from Bell Canada, network enhancements, as well as the timing of capital spend. A total of $12 million of assets were purchased from Group Telecom/360Networks in the fourth quarter of 2006, of which $6 million was treated as PP&E, and $6 million was treated as other assets.

SEGMENTED REPORTING OF CABLE AND TELECOM RESULTS

The growing Rogers Home Phone customer base served by the cable telephony platform, coupled with the continued migration of Rogers Home Phone customers from the circuit-switched platform onto our cable telephony platform, results in our Rogers Home Phone service sharing much of the same physical infrastructure, sales, marketing and support resources as other

Rogers Communications Inc.	21	Q4 2006 Earnings Press Release

Cable and Internet offerings. This leads to allocations of network and other operating costs between the Cable and Internet and the Rogers Home Phone segments of Cable and Telecom. As such, beginning in 2007, management and reporting of the Cable and Internet and the Rogers Home Phone segments of Cable and Telecom will be combined. We will continue to provide separate statistical information for our Rogers Home Phone subscribers, as we do for our digital cable and Internet subscribers.

MEDIA

Media Operating and Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$317	$300	5.7	$1,210	$1,097	10.3
Operating expenses	270	261	3.4	1,059	969	9.3
Operating profit (1)	$47	$39	20.5	$151	$128	18.0
Operating profit margin (1)	14.8%	13.0%		12.5%	11.7%
Additions to property, plant and equipment (1)	$16	$12	33.3	$48	$40	20.0

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Media Revenue

The increases in Media revenues for the three months ended December 31, 2006 over the corresponding period in 2005 primarily reflect growth in the Publishing, Radio, OMNI and The Shopping Channel divisions, partially offset by Sports Entertainment due to the timing of the receipt of Major League Baseball revenue sharing. The increases include higher advertising revenue in Publishing and Radio, and the launch of Hello! and Chocolat magazines. The launch of OMNI Manitoba, and consolidation of the Biography Channel and G4TechTV as a result of increased ownership contributed to the increase in revenue at OMNI. Strong consumer demand contributed to increased revenue at The Shopping Channel.

Media Operating Expenses

The increases in Media operating expenses for the three months ended December 31, 2006 compared to the corresponding period in 2005 are primarily due to increased costs at Publishing related to the new Chocolat magazine and the Canadian edition of Hello! magazine, increased programming costs at OMNI from the consolidation of the Biography Channel and G4TechTV and the launch of OMNI Manitoba. Higher sales volume attracted higher cost of goods sold on The Shopping Channel.

Media Operating Profit

The changes discussed above drove the year-over-year increases in Media’s operating profit for the three months ended December 31, 2006 from the corresponding period in 2005, as well as the corresponding increase in operating margins.

Rogers Communications Inc.	22	Q4 2006 Earnings Press Release

Media Additions to PP&E

The majority of Media’s PP&E additions in both 2006 and 2005 reflect renovations and enhancements to the Rogers Centre sports and entertainment venue in Toronto.

Recent Media Development

On January 1, 2007, Media closed the acquisition of five Alberta Radio stations announced earlier in 2006 and brought the total number of radio stations owned by Media to 51.

OVERVIEW OF RECENT FINANCING AND SHARE CAPITAL ACTIVITIES

Operations

For the three months ended December 31, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $631 million from $380 million in the corresponding period of 2005. The $251 million increase is primarily the result of the increase in operating profit of $238 million in addition to a $12 million decrease in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended December 31, 2006, cash generated from operations was $714 million, compared to $293 million in the corresponding period of 2005.

The cash flow generated from operations of $714 million, together with receipt of $11 million from the issuance of Class B Non-Voting shares from the exercise of employee stock options, resulted in total net funds of approximately $725 million raised in the three months ended December 31, 2006.

Net funds used during the three months ended December 31, 2006 totalled approximately $715 million, the details of which include funding:

•	additions to PP&E of $403 million, net of $151 million of related changes in non-cash working capital;

•	an aggregate net repayment of $280 million of outstanding advances under our bank credit facilities;

•	the payment of $10 million on termination of cross-currency interest rate exchange agreements; and

•	other net investments of $22 million including the final phase of an acquisition of certain CLEC assets and additions to program rights of $4 million.

Taking into account the cash deficiency of $29 million at the beginning of the period and the fund uses described above, the cash deficiency at December 31, 2006 was $19 million.

Rogers Communications Inc.	23	Q4 2006 Earnings Press Release

Financing

Our long-term debt instruments are described in Note 11 to the 2005 Annual Audited Consolidated Financial Statements.

As mentioned above, during the three months ended December 31, 2006, a total of $280 million net repayments of outstanding advances under our bank credit facilities was made. In addition, Wireless paid a net cash settlement of $10 million upon the maturity of cross-currency interest rate agreements in the aggregate notional principal amount of US$275 million and we received $11 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options. In addition, Cable and Telecom concluded the final phase of a multi-staged transaction to acquire certain of the CLEC assets of Group Telecom/360 Networks from Bell Canada at a cost of approximately $12 million, including applicable taxes.

Effective January 1, 2007, the payment of management fees by subsidiary companies ceased. In addition, Cable and Telecom will no longer distribute $6 million per month to RCI.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

During the three months ended December 31, 2006, there was no change in our U.S. dollar-denominated debt and the only change in our hedging status during the same period was on an economic basis and was due to the maturity on December 15, 2006 of cross-currency interest rate exchange agreements in the aggregate notional principal amount of US$275 million.

As a result of the above, on December 31, 2006 the amount of our U.S. dollar-denominated debt hedged on an economic basis was 91.4% and on an accounting basis was 85.6%.

Rogers Communications Inc.	24	Q4 2006 Earnings Press Release

(In millions of dollars, except percentages)	December 31, 2006		December 31, 2005
U.S. dollar-denominated long-term debt	US	$4,895	US	$4,917
Hedged with cross-currency interest rate exchange agreements	US	$4,475	US	$4,802
Hedged exchange rate		1.3229		1 .3148
Percent hedged		91.4% (1)		97.7%
Amount of long-term debt (2) at fixed rates:
Total long-term debt	Cdn	$7,658	Cdn	$8,410
Total long-term debt at fixed rates	Cdn	$6,851	Cdn	$7,077
Percent of long-term debt fixed		89.5%		84.1%
Weighted average interest rate on long-term debt		7.98%		7.76%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on December 31, 2006, RCI accounted for 93.6% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 85.6% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 91.4% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Outstanding Share Data

On December 15, 2006, shareholders approved a two-for-one split of our Class A Voting and Class B Non-Voting shares. As a result, beginning January 5, 2007, shareholders of record as of the close of business on December 29, 2006 received one additional share of the relevant class for each share held.

In addition, at the December 15, 2006 special shareholder meeting, shareholders approved amending our Class B Non-Voting shares to ‘no par value’ shares from the previous par value of $1.62478 (pre-split).

Set out below is our outstanding share data, on a post-split basis, as at December 31, 2006.

Common Shares (1)
Class A Voting	112,467,648
Class B Non-Voting	523,231,804
Options to Purchase Class B Non-Voting Shares
Outstanding	19,694,860
Exercisable	14,160,866

(1)    Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Rogers Communications Inc.	25	Q4 2006 Earnings Press Release

Dividends and Other Payments on Equity Securities

On October 31, 2006, we declared a quarterly dividend of C$0.04 per share (on a post-split basis), which was paid on January 2, 2007 to shareholders of record on December 20, 2006, reflecting the increased C$0.16 per share annual dividend level and the new quarterly distribution schedule.

Unless indicated otherwise, all dividends paid by Rogers are Eligible Dividends as defined by the Canada Revenue Agency.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2005 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue (primarily network revenue at Wireless) and average monthly revenue per subscriber (“ARPU”),
•	Subscriber counts and subscriber churn,
•	Operating expenses and average monthly operating expense per wireless subscriber,
•	Sales and marketing costs (or cost of acquisition) per subscriber,
•	Operating profit,
•	Operating profit margin, and
•	Additions to PP&E.

Rogers Communications Inc.	26	Q4 2006 Earnings Press Release

Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three Months Ended December 31,		Twelve Months Ended December 31,
except per subscriber figures and operating profit margin)	2006	2005	2006	2005
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,095	$917	$4,084	$3,384
Divided by: Average postpaid wireless voice and data subscribers	5,287	4,701	5,060	4,436
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$69.04	$65.05	$67.27	$63.56

Prepaid ARPU (monthly)
Prepaid revenue	$61	$53	$214	$210
Divided by: Average prepaid subscribers	1,342	1,331	1,322	1,323
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$15.15	$13.30	$13.49	$13.20
Cost of acquisition per gross addition
Total sales and marketing expenses	$186	$194	$604	$604
Equipment margin loss (acquisition related)	57	56	196	192
	$243	$249	$800	$796
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	569	587	2,007	2,053
	$427	$425	$399	$388
Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$365	$344	$1,376	$1,240
Integration expenses	-	25	3	54
Equipment margin loss (retention related)	35	64	165	187
	$400	$433	$1,544	$1,481
Divided by: Average total wireless subscribers	6,767	6,204	6,528	5,935
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$19.70	$23.26	$19.69	$20.78
Equipment margin loss
Equipment sales	$97	$75	$267	$246
Cost of equipment sales	(189)	(195)	(628)	(625)
	$(92)	$(120)	$(361)	$(379)
Acquisition related	$(57)	$(56)	$(196)	$(192)
Retention related	(35)	(64)	(165)	(187)
	$(92)	$(120)	$(361)	$(379)

Operating Profit Margin
Operating Profit	$517	$292	$1,969	$1,337
Divided by Network Revenue	1,160	975	4,313	3,614
Operating Profit Margin	44.6%	30.0%	45.7%	37.0%

Rogers Communications Inc.	27	Q4 2006 Earnings Press Release

Calculations of Cable and Telecom Non-GAAP Measures

(In millions, subscribers in thousands, except	Three months Ended December 31,		Twelve Months Ended December 31,
ARPU figures and operating profit margin)	2006	2005	2006|	2005
Core Cable ARPU
Core Cable revenue	$367	$336	$1,421	$1,299
Divided by: Average basic cable subscribers	2,272.6	2,260.8	2,261.3	2,251.0
Divided by: 3 months for quarter and 12 months for year-to-date	3	3	12	12
	$53.83	$49.54	$52.37	$48.09
Internet ARPU (1)
Internet revenue	$138	$117	$523	$436
Less: Dial-up Internet revenue	(1)	(2)	(5)	(4)
High-speed Internet revenue	$137	$115	$518	$432
Divided by: Average internet (residential) subscribers	1,275.0	1,111.8	1,198.4	1,027.4
Divided by: 3 months for quarter and 12 months for year-to-date	3	3	12	12
	$35.82	$34.48	$36.02	$35.04
Cable and Internet
Operating Profit	$218	$197	$833	$723
Divided by Revenue	505	453	1,944	1,735
Cable and Internet Operating Profit Margin	43.2%	43.5%	42.8%	41.7%
Rogers Home Phone
Operating Profit	$3	$5	$10	$9
Divided by Revenue	99	75	355	150
Rogers Home Phone Operating Profit Margin	3.0%	6.7%	2.8%	6.0%
Rogers Business Solutions
Operating Profit	$12	$15	$49	$20
Divided by Revenue	155	143	596	284
Rogers Business Solutions Operating Profit Margin	7.7%	10.5%	8.2%	7.0%
Rogers Retail
Operating Profit	$1	$3	$7	$18
Divided by Revenue	84	91	310	327
Rogers Retail Operating Profit Margin	1.2%	3.3%	2.3%	5.5%

(1)    Internet ARPU calculation does not include revenue or subscriber amounts related to dial-up customers.

Rogers Communications Inc.	28	Q4 2006 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
(In millions of dollars, except per share amounts)		Restated (1)		Restated (1)
Operating revenue	$2,370	$2,071	$8,838	$7,334
Cost of sales	281	284	956	940
Sales and marketing expenses	353	345	1,226	1,122
Operating, general and administrative expenses	980	896	3,763	3,062
Integration and store closure expenses	4	32	18	66
Depreciation and amortization	395	404	1,584	1,489
Operating income	357	110	1,291	655
Interest on long-term debt	(151)	(163)	(620)	(699)
	206	(53)	671	(44)
Loss on repayment of long-term debt	-	(10)	(1)	(11)
Foreign exchange gain (loss)	(39)	(4)	2	35
Change in the fair value of derivative instruments	24	2	(4)	(25)
Other income (expense)	(2)	(10)	10	2
Income (loss) before income taxes	189	(75)	678	(43)
Income tax expense (reduction):
Current	(7)	1	(5)	11
Future	20	(9)	61	(9)
Net income (loss) for the period	$176	$(67)	$622	$(45)
Net income (loss) per share:
Basic	$0.28	$(0.11)	$0.99	$(0.08)
Diluted	0.27	(0.11)	0.97	(0.08)

(1)  Restatement and reclassification of comparative figures:
(i)	Applicable share and per share amounts have been retroactively adjusted to reflect a two-for-one split of our Class A Voting and Class B Non-Voting shares in December 2006.

(ii)
During 2006, the Company determined that certain transactions related to the sale of wireless equipment were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. The Company determined these should be reflected as a reduction of equipment revenue and has reclassified prior year figures to reflect this accounting, resulting in a $61 million and $206 million reduction in both equipment revenue and cost of equipment sales in the three and twelve months ended December 31, 2006, respectively. This also resulted in a $48 million and $147 million reduction in both equipment revenue and cost of equipment sales in the three and twelve months ended December 31, 2005, respectively. As a result of this reclassification, there was no change to previously reported net income (loss), operating income, reported cash flows or the amounts recorded in the consolidated balance sheet.

(iii)	In 2006, the Company adopted the provisions of Emerging Issues Committee (“EIC”) Abstract 162, Stock-Based Compensation for Employees eligible to Retire Before the Vesting Date. Where a stock-based compensation plan contains provisions that allow an employee to continue vesting in a stock-based award after the employee has retired, EIC 162 requires that the compensation cost attributable to such an award be expensed immediately for employees who are eligible to retire at the date of grant. For an employee who will become eligible to retire during the vesting period of an award, EIC 162 requires that compensation cost be recognized as an expense over the period from the date of grant to the date the employee becomes eligible to retire. EIC 162 resulted in an increase in the opening 2005 deficit and contributed surplus of $4 million and an increase in 2005 stock-based compensation expense of less than $1 million. For 2006, the adoption of EIC 162 resulted in incremental stock-based compensation of less than $1 million from that which would otherwise have been recorded.

(iv)	Certain other comparative figures have been reclassified to conform with the current year’s presentation.

Rogers Communications Inc.	29	Q4 2006 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
(In millions of dollars)		Restated		Restated
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$176	$(67)	$622	$(45)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	395	401	1,584	1,478
Program rights and Rogers Retail inventory depreciation	20	25	75	90
Future income taxes	20	(9)	61	(9)
Unrealized foreign exchange loss (gain)	35	6	-	(35)
Change in the fair value of derivative instruments	(24)	(2)	4	25
Loss on repayment of long-term debt	-	11	1	11
Stock-based compensation expense	17	22	49	42
Accreted interest on Convertible Preferred Securities	-	2	-	18
Amortization on fair value increment of long-term debt and derivatives	(4)	(4)	(11)	(15)
Sale of income tax losses to related party	-	-	13	-
Other	(4)	(5)	(12)	(9)
	631	380	2,386	1,551
Change in non-cash working capital items	83	(87)	75	(298)
	714	293	2,461	1,253
Investing activities:
Additions to property, plant and equipment ("PP&E")	(554)	(431)	(1,712)	(1,355)
Change in non-cash working capital items related to PP&E	151	(7)	134	(38)
Cash and cash equivalents acquired on acquisition	-	-	2	44
Acquisition of Microcell Telecommunications Inc.	-	(13)	-	(52)
Other acquisitions	-	-	(6)	(38)
Additions to program rights	(4)	(5)	(32)	(25)
Other	(18)	-	(31)	3
	(425)	(456)	(1,645)	(1,461)
Financing activities:
Issuance of long-term debt	274	367	1,098	1,369
Repayment of long-term debt	(554)	(427)	(1,836)	(1,509)
Financing costs incurred	-	-	-	(5)
Issue of capital stock	11	17	74	100
Dividends paid on Class A Voting and Class B Non-Voting shares	-	-	(47)	(26)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	-	402
Payment on termination of cross-currency interest rate exchange agreements	(10)	-	(20)	(471)
	(279)	(43)	(731)	(140)
Increase (decrease) in cash and cash equivalents	10	(206)	85	(348)
Cash and cash equivalents (deficiency), beginning of period	(29)	102	(104)	244
Cash deficiency, end of period	$(19)	$(104)	$(19)	$(104)
Supplemental cash flow information:
Income taxes paid	$-	$4	$5	$16
Interest paid	187	200	650	706

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars)	2006	2005	2006	2005
Cash provided by (used in):
Increase in accounts receivable	$(73)	$(49)	$(198)	$(183)
Increase (decrease) in accounts payable and accrued liabilities	103	71	243	(61)
Increase in unearned revenue	12	11	51	16
Decrease (increase) in other assets	41	(120)	(21)	(70)
	$83	$(87)	$75	$(298)

Rogers Communications Inc.	30	Q4 2006 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	December 31,	December 31,
	2006	2005
(In millions of dollars)		Restated
Assets
Current assets
Accounts receivable	$1,077	$891
Other current assets	270	285
Future income tax asset	387	113
	1,734	1,289
Property, plant and equipment	6,732	6,152
Goodwill	2,779	3,036
Intangible assets	2,152	2,627
Investments	139	138
Deferred charges	118	132
Future income tax asset	299	347
Other long-term assets	152	113
	$14,105	$13,834
Liabilities and Shareholders' Equity
Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$19	$104
Accounts payable and accrued liabilities	1,792	1,411
Current portion of long-term debt	451	286
Current portion of derivative instruments	7	14
Unearned revenue	227	177
	2,496	1,992
Long-term debt	6,537	7,453
Derivative instruments	769	787
Other long-term liabilities	103	74
	9,905	10,306
Shareholders' equity	4,200	3,528
	$14,105	$13,834

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Year Ended	Year Ended
	December 31,	December 31,
(In millions of dollars)	2006	2005
Deficit, beginning of period	$(606)	$(520)
Change in accounting policy related to stock-based compensation	-	(4)
As restated	(606)	(524)
Net income (loss) for the period	622	(45)
Dividends on Class A Voting shares and Class B Non-Voting shares	(49)	(37)
Deficit, end of period	$(33)	$(606)

Rogers Communications Inc.	31	Q4 2006 Earnings Press Release

SUPPLEMENTAL INFORMATION

Investments

(In millions of dollars)		December 31, 2006	December 31, 2005
	Quoted
	Market	Book	Book
	Value	Value	Value
Investments accounted for by the equity method		$7	$9
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc. 6,595,675 Subordinate Voting Common shares	$214	69	69
Cogeco Inc. 3,399,800 Subordindate Voting Common shares	100	44	44
Other publicly traded companies	15	4	3
	329	117	116
Private companies		15	13
		$139	$138

Rogers Communications Inc.	32	Q4 2006 Earnings Press Release

Long-Term Debt
	Interest	December 31,	December 31,
(In millions of dollars)	Rate	2006	2005
(A) Corporate:
Senior Secured Notes, due 2006	10.50%	$-	$75
Senior Secured Notes, due 2008	10.625%	-	26
Fair value increment arising from purchase accounting		-	1
		-	102
(B) Wireless:
Bank credit facility	Floating	-	71
Senior Secured Notes, due 2006	10.50%	-	160
Floating Rate Senior Secured Notes, due 2010	Floating	641	641
Senior Secured Notes, due 2011	9.625%	571	571
Senior Secured Notes, due 2011	7.625%	460	460
Senior Secured Notes, due 2012	7.25%	548	548
Senior Secured Notes, due 2014	6.375%	874	875
Senior Secured Notes, due 2015	7.50%	641	641
Senior Secured Debentures, due 2016	9.75%	181	181
Senior Subordinated Notes, due 2012	8.00%	466	467
Fair value increment arising from purchase accounting		36	44
		4,418	4,659
(C) Cable:
Bank credit facility	Floating	-	267
Senior Secured Second Priority Notes, due 2007	7.60%	450	450
Senior Secured Second Priority Notes, due 2011	7.25%	175	175
Senior Secured Second Priority Notes, due 2012	7.875%	408	408
Senior Secured Second Priority Notes, due 2013	6.25%	408	408
Senior Secured Second Priority Notes, due 2014	5.50%	408	408
Senior Secured Second Priority Notes, due 2015	6.75%	326	327
Senior Secured Second Priority Debenture, due 2032	8.75%	233	233
		2,408	2,676
(D) Media:
Bank credit facility	Floating	160	274
Capital leases, mortgage payable and other	Various	2	28
		6,988	7,739
Less current portion		(451)	(286)
		$6,537	$7,453

Rogers Communications Inc.	33	Q4 2006 Earnings Press Release

Shareholders’ Equity

	December 31,	December 31,
(In millions of dollars)	2006	2005
Capital stock issued, at stated value:
112,467,648 Class A shares (2005 - 112,467,788)	$72	$72
523,231,804 Class B shares (2005 - 515,404,682)	425	419
Total capital stock	497	491
Contributed surplus	3,736	3,643
Deficit	(33)	(606)
Shareholders' equity	$4,200	$3,528

Calculation of Net Income (Loss) Per Share

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions, except per share amounts)	2006	2005	2006	2005
Numerator:
Net income (loss) - basic and diluted	$176	$(67)	$622	$(45)
Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic	635.2	619.5	631.8	577.3
Effect of dilutive securities:
Employee stock options	11.9	-	10.1	-
Diluted	647.1	619.5	641.9	577.3
Net income (loss) per share for the period:
Basic	$0.28	$(0.11)	$0.99	$(0.08)
Diluted	0.27	(0.11)	0.97	(0.08)

Rogers Communications Inc.	34	Q4 2006 Earnings Press Release

Segmented Information (1)

For the Three Months Ended December 31, 2006
		Cable & Telecom
						Cable
			Rogers	Rogers		corporate	Total		Corporate
		Cable &	Home	Business	Rogers	items and	Cable		items and	Consolidated
(In millions of dollars)	Wireless	Internet	Phone	Solutions	Retail	eliminations	& Telecom	Media	eliminations	Totals
Operating revenue	$1,257	$505	$99	$155	$84	$(1)	$842	$317	$(46)	$2,370
Cost of sales	189	-	-	-	43	-	43	49	-	281
Sales and marketing expenses	186	27	30	19	32	-	108	59	-	353
Operating, general and administrative expenses	365	260	66	124	7	(1)	456	162	(3)	980
Integration and store closure expenses	-	-	-	-	1	3	4	-	-	4
	517	$218	$3	$12	$1	$(3)	231	47	(43)	752
Management fees	3						17	5	(25)	-
	514						214	42	(18)	752
Depreciation and amortization	165						174	14	42	395
Operating income (loss)	349						40	28	(60)	357
Interest
Long-term debt and other	(99)						(54)	(2)	4	(151)
Intercompany	-						(11)	(1)	12	-
Foreign exchange gain (loss)	(34)						(4)	(2)	1	(39)
Change in fair value of derivative instruments	24						-	-	-	24
Other income (expense)	(2)						2	1	(3)	(2)
Income tax reduction (expense)	(52)						16	(4)	27	(13)
Net income (loss) for the period	$186						$(11)	$20	$(19)	$176
Additions to property, plant and equipment	$201	$188	$71	$48	$6	$-	$313	$16	$24	$554

For the Three Months Ended December 31, 2005

		Cable & Telecom
						Cable
			Rogers	Rogers		corporate	Total		Corporate
		Cable &	Home	Business	Rogers	items and	Cable		items and	Consolidated
(In millions of dollars)	Wireless	Internet	Phone	Solutions	Retail	eliminations	& Telecom	Media	eliminations	Totals
Operating revenue	$1,050	$453	$75	$143	$91	$(1)	$761	$300	$(40)	$2,071
Cost of sales	195	-	-	-	49	-	49	40	-	284
Sales and marketing expenses	194	27	13	19	34	-	93	58	-	345
Operating, general and administrative expenses	344	229	57	109	5	(1)	399	163	(10)	896
Integration expenses	25	-	-	-	-	3	3	-	4	32
	292	$197	$5	$15	$3	$(3)	217	39	(34)	514
Management fees	2						11	4	(17)	-
	290						206	35	(17)	514
Depreciation and amortization	167						161	13	63	404
Operating income (loss)	123						45	22	(80)	110
Interest
Long-term debt and other	(100)						(61)	(1)	(1)	(163)
Intercompany	10						(11)	-	1	-
Loss on repayment of long-term debt	-						(10)	-	-	(10)
Foreign exchange gain (loss)	(2)						(2)	-	-	(4)
Change in fair value of derivative instruments	2						-	-	-	2
Other income (expense)	(6)						3	-	(7)	(10)
Income tax reduction (expense)	89						(1)	15	(95)	8
Net income (loss) for the period	$116						$(37)	$36	$(182)	$(67)
Additions to property, plant and equipment	$205	$160	$33	$14	$4	$-	$211	$12	$3	$431

(1)	Certain current and prior year amounts related to equipment sales and cost of equipment sales have been reclassified. See “Reclassification of Wireless Equipment Sales and Cost of Sales” section.
.

Rogers Communications Inc.	35	Q4 2006 Earnings Press Release

Segmented Information (1)

For the Twelve Months Ended December 31, 2006

		Cable & Telecom
						Cable
			Rogers	Rogers		corporate	Total		Corporate
		Cable &	Home	Business	Rogers	items and	Cable &		items and	Consolidated
(In millions of dollars)	Wireless	Internet	Phone	Solutions	Retail	eliminations	Telecom	Media	eliminations	Totals
Operating revenue	$4,580	$1,944	$355	$596	$310	$(4)	$3,201	$1,210	$(153)	$8,838
Cost of sales	628	-	-	-	153	-	153	175	-	956
Sales and marketing expenses	604	123	96	70	123	-	412	206	4	1,226
Operating, general and administrative expenses	1,376	988	249	477	21	(4)	1,731	678	(22)	3,763
Integration and store closure expenses	3	-	-	-	6	9	15	-	-	18
	1,969	$833	$10	$49	$7	$(9)	890	151	(135)	2,875
Management fees	12						64	17	(93)	-
	1,957						826	134	(42)	2,875
Depreciation and amortization	630						662	52	240	1,584
Operating income (loss)	1,327						164	82	(282)	1,291
Interest
Long-term debt and other	(398)						(223)	(14)	15	(620)
Intercompany	89						(35)	(2)	(52)	-
Loss on repayment of long-term debt	-						-	-	(1)	(1)
Foreign exchange gain (loss)	1						1	-	-	2
Change in fair value of derivative instruments	(5)						1	-	-	(4)
Other income (expense)	(2)						-	6	6	10
Income tax reduction (expense)	(274)						269	68	(119)	(56)
Net income (loss) for the period	$738						$177	$140	$(433)	$622
Additions to property, plant and equipment	$684	$492	$193	$98	$11	$-	$794	$48	$186	$1,712

For the Twelve Months Ended December 31, 2005

		Cable & Telecom
						Cable
			Rogers	Rogers		corporate	Total		Corporate
		Cable &	Home	Business	Rogers	items and	Cable &		items and	Consolidated
(In millions of dollars)	Wireless	Internet	Phone	Solutions	Retail	eliminations	Telecom	Media	eliminations	Totals
Operating revenue	$3,860	$1,735	$150	$284	$327	$(4)	$2,492	$1,097	$(115)	$7,334
Cost of sales	625	-	-	-	158	-	158	157	-	940
Sales and marketing expenses	604	123	27	38	132	-	320	198	-	1,122
Operating, general and administrative expenses	1,240	889	114	226	19	(4)	1,244	614	(36)	3,062
Integration expenses	54	-	-	-	-	5	5	-	7	66
	1,337	$723	$9	$20	$18	$(5)	765	128	(86)	2,144
Management fees	12						41	15	(68)	-
	1,325						724	113	(18)	2,144
Depreciation and amortization	624						558	52	255	1,489
Operating income (loss)	701						166	61	(273)	655
Interest
Long-term debt and other	(397)						(249)	(9)	(44)	(699)
Intercompany	37						(24)	(4)	(9)	-
Loss on repayment of long-term debt	-						(27)	-	16	(11)
Foreign exchange gain (loss)	26						12	1	(4)	35
Change in fair value of derivative instruments	(27)						2	-	-	(25)
Other income (expense)	(6)						3	1	4	2
Income tax reduction (expense)	84						(5)	14	(95)	(2)
Net income (loss) for the period	$418						$(122)	$64	$(405)	$(45)
Additions to property, plant and equipment	$585	$515	$121	$63	$15	$-	$714	$40	$16	$1,355

(1)	Certain current and prior year amounts related to equipment sales and cost of equipment sales have been reclassified. See “Reclassification of Wireless Equipment Sales and Cost of Sales” section.

Rogers Communications Inc.	36	Q4 2006 Earnings Press Release

Wireless 2006 and 2005 Quarterly Summary

			2006					2005
(In millions of dollars)	Q1	Q2	Q3	Q4	FY06	Q1	Q2	Q3	Q4	FY05
Operating revenue
Postpaid	$907	$1,002	$1,080	$1,095	$4,084	$751	$817	$899	$917	$3,384
Prepaid	47	49	57	61	214	48	53	56	53	210
One-way messaging	3	4	4	4	15	5	5	5	5	20
Network revenue	957	1,055	1,141	1,160	4,313	804	875	960	975	3,614
Equipment sales (1)	48	39	83	97	267	47	58	66	75	246
Total operating revenue	1,005	1,094	1,224	1,257	4,580	851	933	1,026	1,050	3,860
Operating expenses
Cost of equipment sales (1)	$148	$133	$158	$189	$628	$135	$130	$165	$195	$625
Sales and marketing expenses	128	137	153	186	604	124	133	153	194	604
Operating, general and administrative expenses	320	337	354	365	1,376	290	294	312	344	1,240
Integration expenses	4	1	(2)	-	3	4	12	13	25	54
Total operating expenses	600	608	663	740	2,611	553	569	643	758	2,523
Operating profit	$405	$486	$561	$517	$1,969	$298	$364	$383	$292	$1,337

(1)
Certain current and prior year amounts related to equipment sales and cost of equipment sales have been reclassified. See section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales.”

			2006					2005
	Q1	Q2	Q3	Q4	FY06	Q1	Q2	Q3	Q4	FY05
Impact of reclassification on equipment sales and equipment cost of sales:
Decrease in equipment sales and cost of sales	$47	$57	$41	$61	$206	$25	$31	$43	$48	$147

Rogers Communications Inc.	37	Q4 2006 Earnings Press Release

Audited Full Year 2006 Financial Statements

In March 2007, we intend to file with securities regulators in Canada and the U.S. our Audited Annual Consolidated Financial Statements and Notes thereto for the year ended December 31, 2006 and MD&A in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com, sedar.com, and sec.gov websites or upon request. Our wholly-owned subsidiaries Wireless and Cable and Telecom also each intend to file their respective Audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2006 and MD&A in respect of such annual financial statements in March 2007.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This release includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions generally constitute forward-looking statements. These forward-looking statements also include, but are not limited to, guidance relating to revenue, operating profit and property, plant and equipment expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this release does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of risk factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, the failure to achieve anticipated results from synergy initiatives, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation

Rogers Communications Inc.	38	Q4 2006 Earnings Press Release

(and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, see the MD&A sections of our 2005 Annual Report entitled “Risks and Uncertainties” (found on pages 62 to 74), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections of our Third Quarter 2006 MD&A. Our annual and quarterly reports can be found at www.rogers.com, www.sedar.com, and www.sec.gov or are available directly from Rogers.

Additional Information

Additional information relating to us, including our Annual Information Form, and discussions of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Separate annual and quarterly financial results for RWI and Cable are also filed and are available on SEDAR and EDGAR.

About the Company

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing, and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless, Cable and Telecom - Taanta Gupta, 416.935.4727, taanta.gupta@rci.rogers.com

Rogers Communications Inc.	39	Q4 2006 Earnings Press Release

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 5:00 p.m. EST on February 15, 2007. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

# # #

Rogers Communications Inc.	40	Q4 2006 Earnings Press Release